Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265568

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated June 27, 2022)

17,500,000 Ordinary Shares

______________________________

This prospectus supplement supplements the prospectus, dated June 27, 2022 (as amended, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-265568). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on September 8, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 17,500,000 ordinary shares, par value €0.06, of Sono Group N.V. by Joh. Berenberg, Gossler & Co. KG (the “Selling Shareholder”). The shares included in the Prospectus and this prospectus supplement consist of ordinary shares that we may, in our discretion, elect to issue and sell to the Selling Shareholder pursuant to an ordinary shares purchase agreement we entered into with the Selling Shareholder on June 13, 2022 (the “Purchase Agreement”). See “The Committed Equity Financing” in the Prospectus for a description of the Purchase Agreement and “Selling Shareholder” in the Prospectus for additional information regarding the Selling Shareholder.

We are not selling any of the ordinary shares that are being offered pursuant to the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of ordinary shares by the Selling Shareholder. However, we may receive up to $150,000,000 in aggregate gross proceeds from sales of our ordinary shares to the Selling Shareholder that we may, in our discretion, elect to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement. The number of ordinary shares offered pursuant to the Prospectus and this prospectus supplement may not cover all the shares we ultimately sell to the Selling Shareholder under the Purchase Agreement, depending on the purchase price per share.

The Selling Shareholder may sell or otherwise dispose of all or a portion of the ordinary shares being offered pursuant to the Prospectus and this prospectus supplement in a number of different ways and at varying prices. See “Plan of Distribution (Conflicts of Interest)” in the Prospectus for more information about how the Selling Shareholder may sell or otherwise dispose of the ordinary shares being offered pursuant to the Prospectus and this prospectus supplement and information regarding reimbursement of expenses. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We will bear all costs, expenses and fees in connection with the registration of the ordinary shares. The Selling Shareholder will bear all commissions and discounts, if any attributable to the sales of its ordinary shares.

Our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SEV”. On September 7, 2022, the last reported sales price of our ordinary shares on Nasdaq was $2.89 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning of page 20 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

______________________________

The date of this prospectus supplement is September 8, 2022.

Sono Group N.V. Reports Second Quarter 2022 Results

We are on track towards our growth targets

Highlights Q2:

- 3 new solar partner arrangements -

- 9 patents and patent utility models filed -

- H1’22 revenues 2.6 times higher than FY 2021 -

- Cash balance of ~ mEUR 90 as of June 30 -

Recent Updates:

- Now counting more than 20,000 B2C reservations in total-

- 12,600 (B2B) pre-orders from FINN -

- 3 additional solar partner arrangements, now at 21 to date -

- 4 patents, totaling 29 to date -

- World premieres of the Sion and Solar Bus Kit -

| 1

ABOUT THIS REPORT

Unless otherwise indicated or the context otherwise requires, all references in this quarterly report (“Quarterly Report”) to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Sono Group N.V. together with its subsidiary Sono Motors GmbH.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the condensed consolidated financial statements and related notes included in this Quarterly Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition derived from our IFRS consolidated financial statements that are included in this Quarterly Report may differ substantially from the results of operations and financial condition derived from consolidated financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences in the accounting and valuation methods of IFRS and U.S. GAAP nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting. Financial information in thousands or millions, and percentage figures in this Quarterly Report, have been rounded. Rounded total and sub- total figures in tables in this Quarterly Report may differ marginally from unrounded figures indicated elsewhere in this Quarterly Report or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and subtotals indicated elsewhere in this Quarterly Report.

Our condensed consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Quarterly Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Quarterly Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Quarterly Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Bloomberg New Energy Finance (BloombergNEF), the International Energy Agency (IEA), and the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Quarterly Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021. These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Quarterly Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Quarterly Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This Quarterly Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Quarterly Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

| 2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2021, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Quarterly Report include but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, and our objectives for future operations.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth under the caption “Risk Factors,” in our filings with the SEC, which include the following:

●	our history of significant losses and expect continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern;
●	continued high levels of inflation may lead to an increase in our expenses and reduce or margins, at least for those vehicles that are sold to reservation holders;
●	the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;
●	developments in vehicle technology that may adversely affect the demand for solar electric vehicles;
●	the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;
●	high volatility of demand in the automobile industry;
●	our unproven ability to develop vehicles and the risk of failing to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;
●	continued supply chain disruption may impair our ability to obtain sample components in sufficient quantity and in a timely manner, which could impact our development timeline;
●	the initial dependence on a single car model, the Sion;
●	that our customers may cancel their reservations for the Sion without penalty;
●	our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;
●	our dependence on the adequate protection of our intellectual property;
●	that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;
●	obstacles we may face in tapping additional revenue opportunities;

| 3
●	a delay in the development and homologation of the Sion;
●	a delay in the commercial production of the Sion;
●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;
●	our unproven and still-evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;
●	our dependence on Valmet Automotive Inc. (“Valmet Automotive”) for production of the Sion;
●	our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;
●	our dependence on a single supplier for production of a central component of our solar panels and concerns about the supplier’s ability to continue its business operations;
●	our intention to outsource logistics management of our operations to third-party logistics and potentially fourth-party logistics services providers;
●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;
●	the involvement of numerous third parties in our process, which adds significant complexity;
●	our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;
●	the risk that the Sion or any of our future vehicles may fail to perform as expected;
●	our significant use of various communication channels for our public relations activities, including our website and social media;
●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;
●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future;
●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;
●	any unauthorized control or manipulation of our vehicles’ systems;
●	risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;
●	our failure to manage our future growth effectively;
●	our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;
●	risks related to health epidemics, including the recent COVID-19 pandemic; and
●	the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

| 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Components of Our Results of Operations

Revenues

In the six months ended June 30, 2022, we generated revenue of kEUR 42, from the monetization of our solar technology and the launch of the Sono app. We had no revenue in the six months ended June 30, 2021.

Cost of Sales

In the six months ended June 30, 2022, we recorded an amount of cost of sales of kEUR 142, relating to the change in provisions for onerous contracts and impairment of work in progress for loss making contracts.

Operating Expenses

Our operating expenses consisted of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the profit and loss of the Company in the six months ended June 30, 2022, as we did not perform research. Our development expenses consisted of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the Company’s share option plan, the Conversion Stock Option Plan (“CSOP”), (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred.

Selling and Distribution Expenses

Our selling and distribution expenses consisted of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to the new employee participation program (“Employee Stock Option Program” or “ESOP”), (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP and ESOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services and (iii) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consisted of foreign exchange gains/losses, agency fees, donations, statutory reimbursements for personnel expenses and government grants.

Interest and Similar Income

Interest and similar income related to interest income from VAT taxes. In the six months ended June 30, 2022 there was no interest or similar income.

Interest and Similar Expenses

Interest and similar expenses in the six months ended June 30, 2022 largely consisted of interest expenses related to the net compounding effect for advance payments received from customers and financial liabilities.

| 2

Operating Results

Comparison of results of operations for the six-month periods ended June 30, 2022 and 2021.

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the six-month periods ended June 30, 2022 and 2021:

	Note	1.1.-30.6. 2022	1.1.-30.6. 2021
		mEUR	mEUR

Revenue		0.0	-
Cost of sales		(0.1)	-
Gross loss		(0.1)	-
Cost of research and development		(53.1)	(12.8)
Selling and distribution expenses		(1.0)	(1.6)
General and administrative expenses		(7.6)	(7.7)
Other operating income/expenses		1.8	0.4
Impairment losses on financial assets		0	(0)
Operating loss		(60.1)	(21.8)
Interest and similar income		-
Interest and similar expenses		(0.9)	(2.6)
Loss before tax		(61.0)	(24.4)
Taxes on income		-	-
Deferred taxes on expense		-	(0)
Loss for the period		(61.0)	(24.4)
Other comprehensive loss		-	(0)
Total comprehensive loss for the period		(61.0)	(24.5)

Revenue

Revenues of kEUR 39 in the six months ended June 30, 2022 (six months ended June 30, 2021: kEUR -) related to the integration of Sono Motors’ patented solar technology across other transportation platforms. Revenues of kEUR 3 in the six months ended June 30, 2022 (six months ended June 30, 2021: kEUR -) related to the launch of the Sono app, which provides an in-app booking and payment system as well as additional insurance if required.

Cost of Sales

Cost of sales related to the integration of solar technology in the amount of kEUR 140 includes a change in provisions for onerous contracts and impairment of work in progress for loss making contracts. In 2021 these effects were included in other operating expenses and research and development expenses.

Cost of sales related to the launch of the Sono app occurred in almost the same amount as revenues (kEUR 2).

Cost of Research and Development

Cost of research and development increased significantly from mEUR12.8 in the six months ended June 30, 2021 to mEUR 53.1 in the six months ended June 30, 2022. This increase was mainly due to investments in the latest prototype generation, the Sion series validation vehicles, and an increase in development personnel.

Selling and Distribution Expenses

Selling and distribution expenses decreased slightly from mEUR 1.6 in the six months ended June 30, 2021 to mEUR 1.0 in the six months ended June 30, 2022 due to a higher amount of external services in the first half of 2021.

| 3

General and Administrative Expenses

General and administrative expenses decreased slightly from mEUR 7.7 in the six months ended June 30, 2021 to mEUR 7.6 in the six months ended June 30, 2022. While the professional services and the personnel expenses remained at levels similar to the same period in 2021, impairment expenses were mEUR 1.9 in the six months ended June 30, 2021 compared to zero in the six months ended June 30, 2022. Other general and administrative expenses increased from mEUR 0.5 to mEUR 2.1, mainly due to expenses for insurances and software.

Other Operating Income/Expenses

Other operating income/expenses increased from an income of mEUR 0.4 in the six months ended June 30, 2021 to an income of mEUR 1.8 in the six months ended June 30, 2022. This increase was mainly due to the currency valuation of cash and cash equivalents, which contributed an income of mEUR 1.6 to other operating income/expenses in the six months ended June 30, 2022, while there was no income from currency valuation of cash and cash equivalents in the six months ended June 30, 2021.

Interest and Similar Expenses

Interest and similar expenses decreased from mEUR 2.6 in the six months ended June 30, 2021 to mEUR 0.9 in the six months ended June 30, 2022, resulting mainly from the fair-value measurement of mandatory convertible bonds in the amount of mEUR 1.7 in the six months ended June 30, 2021. The mandatory convertible bonds were converted into equity in connection with our initial public offering in November 2021.

Loss for the Period

Loss for the period increased from mEUR 24.4 in the six months ended June 30, 2021 to mEUR 61.0 in the six months ended June 30, 2022, primarily due to an increase in cost of research and development.

Liquidity and Capital Resources

As of June 30, 2022, cash and cash equivalents were at mEUR 89.8 compared to mEUR 132.9 as of December 31, 2021. Cash and cash equivalents consist primarily of cash in bank accounts.

Consolidated Statements of Cash Flow

The following table shows selected information taken from our consolidated cash flow statements for the six months ended June 30, 2021 and 2022:

	1.1.-30.6. 2022	1.1.-30.6. 2021
	mEUR	mEUR

Net cash used in operating activities	(59.0)	(17.3)
Net cash used in investing activities	(24.0)	(0.9)
Net cash flow from financing activities	38.3	1.2
Net increase (decrease) in cash and cash equivalents	(44.7)	(17.1)
Effect of currency translation on cash and cash equivalents	1.6	-
Cash and cash equivalents at the beginning of the financial year	132.9	43.3
Cash and cash equivalents at end of half-year	89.8	26.1

Net cash used in operating activities

Net cash used in operating activities changed from a cash outflow of mEUR 17.3 in the six months ended June 30, 2021 to a cash outflow of mEUR 59.0 in the six months ended June 30, 2022. This change was mainly due to an overall increase in operating costs, especially for the development of prototypes.

| 4

Net cash used in investing activities

Net cash used in investing activities increased from a cash outflow of mEUR 0.9 in the six months ended June 30, 2021 to a cash outflow of mEUR 24.0 in the six months ended June 30, 2022, due to advance payments made for tools to be used for the future production of the Sion.

Net cash flow from financing activities

Net cash from financing activities increased significantly from mEUR 1.2 in the six months ended June 30, 2021 to mEUR 38.3 in the six months ended June 30, 2022 due to the proceeds from our follow-on offering, which closed in May 2022.

Second Quarter 2022 Update and Recent Events

In the following sections we will go into more detail about the progress made in respective departments in the three months ended June 30, 2022 and beyond. For a more in-depth overview of the company, please see our annual report filed on Form 20-F for the year ended December 31, 2021.

Sono Solar

In the second quarter of 2022, our proprietary solar technology continued to see significant interest, which led to a further increase in customer arrangements. Compared to the second quarter of 2021, we signed another 5 letters of intent (“LOIs”) and 10 purchase orders (“POs”). Quarter over quarter we signed an additional 3 POs namely with Rhenus Group, The Reefer Group (Chereau) and Kögel Trailer GmbH. Since the end of the second quarter of 2022, we entered into 3 additional customer arrangements by signing a PO with VBR Verkehrsbetriebe und Servicegesellschaft mbH (“VBR”) and a contract with Wingliner GmbH in August and September, respectively, and by successfully delivering a customized solar solution for a reefer trailer for Mitsubishi Heavy Industries Thermal Transport Europe GmbH (“MTTE”), a European subsidiary of Mitsubishi Corporation in September. As of September 8, 2022, we had a total of 13 LOIs and 13 POs/contracts signed and/or products delivered.

The successful delivery of a solar reefer trailer to MTTE marked another big step towards the market entry of our proprietary solar solution for commercial vehicles. MTTE is a subsidiary of the Mitsubishi corporation, focusing on fully electric transport refrigeration. Mitsubishi Corporation, with headquarters in Tokyo, Japan, operates in over 110 locations globally and employs a workforce of over 85,000 people across more than 1,000 subsidiaries.

In addition, we are in the final stages of delivering a retrofitted refrigerated body trailer for our partner Kögel Trailer GmbH. Kögel was founded in 1934 and is one of the largest European manufacturers of commercial vehicles, including trailers and semi-trailers today, with more than 11 locations in 9 countries, more than 1,400 employees and a production capacity of approximately 16,750 trailers per year.

From September 20 to 25, Sono Motors will attend the International Motor Show Germany (“IAA”) in Hanover, where we will premiere of our first refrigerated trailer built with The Reefer Group and present our proprietary solar technology and several solar-integrated prototypes and commercial vehicle use cases, including our trailer prototypes for MTTE, Kögel and Wingliner mentioned above.

In July 2022, we installed the first Solar Bus Kit for the bus operator VBR, one of the largest bus fleet operators in Bavaria. We installed our proprietary solar technology on two prototype buses to be used for finalizing and refining our product. The buses are part of the Munich Transport and Tariff Association (“MVV”) bus fleet and currently drive through Munich on their daily routes.

In furtherance of our mission to make every vehicle a solar vehicle, in July 2022 we premiered our brand new Solar Bus Kit, a complete and efficient retrofit solution for bus fleet operators who need to reduce diesel consumption and CO2 emissions to meet their sustainability goals. The Solar Bus Kit allows us to strengthen our solar business by increasing the scalability of our technology and bringing our technology to a large market: the public and private bus fleet sector. It also represents a milestone on our path towards a world without fossil fuels and will contribute to climate protection and the reduction of inner-city greenhouse gas emissions.

| 5

The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. The Solar Bus Kit allows subsystems like the HVAC (heating, ventilation, air conditioning) to be partially powered by renewable energy, thereby saving fuel, CO2, and costs. The kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the approximately 1.4 kW peak installation with a total size of about 8 square-meters of solar panels. Bus fleet operators are expected to see a potential payback time of approximately 3 to 4 years, depending on days in operation and fuel prices.

The Solar Bus Kits were premiered as a new product at our Celebrate the Sun event on July 25, 2022 alongside our world premiere of the new production design of the Sion (described under “Corporate” below).

Additionally, on September 6, 2022, we announced the signing of an LOI with ÖPNV-Service Hagen (“ÖPNV-Service”) with the aim of concluding a contract concerning a partnership for our Solar Bus Kits. As part of the partnership, we expect to cooperate with ÖPNV-Service on the kit’s installation, after-sales and logistics services to increase assembly capacity in Europe and provide fast and professional retrofits, as well as maintenance. ÖPNV-Service has over 15 years of experience as a service provider in the public transportation sector and performs 4,000 modernizations of commercial vehicles annually. ÖPNV-Service’s field of expertise lies in the areas of cabling, repair, maintenance, and services for public transportation. The company retrofits several thousand means of transport per year and is listed as an official supplier for various fleet operators, like Deutsche Bahn, which operates over 17,000 buses.

The Sion

In July 2022, we achieved a significant milestone and our promise from our IPO in November 2021, when our first series validation vehicles (“SVVs”) were assembled and presented to the public at our Celebrate the Sun event. In total, we are working to assemble 37 SVVs and bodies-in-white supported by our partners thyssenkrupp Automotive Body Solutions and Bertrandt. Testing has already begun and further assembly is ongoing with more than 80,000 parts and components delivered.

In its final production design, the Sion received major enhancements compared to earlier concepts: the exterior and interior now feature fewer lines and clearer surfaces. The Sion’s revamped exterior design includes new headlights and rear lights, a new bottom sideline design, new door handles, a streamlined rear with new camera and 3D lines and a new charging lid.

| 6

Inside, the Sion features a more spacious, cleaner interior with more storage, newly designed front seats and rear bench and a new steering wheel. The Sion will also offer new color and trim for interior surfaces.

The outer shell of the family-friendly Sion will consist of 456 seamlessly integrated solar half-cells and will enable self-sufficiency on short journeys during the day. The energy generated by the solar cells is expected to extend the estimated 305 km range of the Sion's 54 kWh LFP battery by an average of 112 km (up to 245 km) per week. Commuters in German metropolitan areas will have to charge their Sion up to four times less than conventional electric cars of the same vehicle class with a similar battery size. The battery will allow for a maximum charging capacity of up to 75 kW (DC) and 11 kW (AC). Following a software update expected to be released after start of production, bidirectional charging technology may complement the car’s solar integration and is expected to be able to power electronic devices, the home or other electric cars with an output of up to 11 kW.

The SVVs will undergo practical tests under extreme conditions in Europe and the U.S. in the upcoming testing phase. This includes series validation, homologation, crash tests, testing in different climates, optimizing solar technology and safeguarding, as well as refining driving dynamics on test tracks and on public roads.

Most recently we achieved two additional milestones in our development when Sono Motors was certified as an OEM by the Federal Motor Transport Authority (“KBA”) in June 2022 and when we achieved incomplete type approval for the Sion from the KBA in July 2022. In terms of our continued internal growth and development, we have fulfilled our growth plan and as of August, 2022 count approximately 200 developers in the Sion business unit.

We also remain on track with Valmet Automotive, our contract manufacturing partner in Finland, and continue to move toward a planned start of production in the second half of 2023. In furtherance of this goal, we have aligned a production plan with Valmet and have ordered the first production machines and robots.

Corporate

We registered continuously high demand for our first solar electric vehicle, the Sion. As of September 1, 2022, we recorded more than 20,000 net Sion reservations with an average down payment of approximately €2,000 per reservation. Total net reservations to date correspond to a net sales volume of approximately mEUR 435 assuming all reservations actually result in sales. Our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies as further explained in note 7.5 - Advance payments received from customers.

| 7

Additionally, on September 8, 2022, Sono Motors announced the signing of an LOI with FINN, a Munich-based car subscription platform, aiming to solidify their cooperation. FINN was one of Sono Motors’ first B2B reservation holders. Following its initial, non-binding reservation of 5,500 Sion in 2020, FINN now intends to reserve and purchase a total of 12,600 Sion from 2024 through 2029 to create a sustainable fleet and drive forward the company’s environmental goals. Sono Motors and FINN seek to reach a final agreement regarding their cooperation in 2023. With already 30 percent of the whole fleet being electric cars, the company is looking to further diversify its range and to make mobility more climate friendly.

In the second quarter and summer of 2022, we have continued to grow our team at Sono Motors. As of June 30, 2022, a total of 350 people were employed by Sono Motors. The number of employees as of June 30, 2022 increased by 27% compared to March 31, 2022 and by 51% compared to December 31, 2021. As of August 31, 2022, 383 people were employed at Sono Motors.

Since the beginning of 2022, we have filed 3 patent utility model applications and 10 new patent applications to strengthen and protect our core intellectual property, mainly relating to our solar technology. Of those, 1 patent utility model and 8 patents were filed in the second quarter of 2022, As of August 2022, we have a combined total of 29 patents and patent/utility model applications granted or filed.

On July 25, 2022, we celebrated the world premiere of the new production design of the Sion and unveiled our novel Solar Bus Kits at our Celebrate the Sun event at Wannda Circus in Munich.

The event was attended by a crowd of more than 1,500 attendees on site. Following the event, Sono Motors received more than 700 media mentions, including mentions in 23 Tier 1 articles. Week-on-week reservations of the Sion increased by 350% in the week following the event, while week-on-week newsletter subscriptions increased by 390% following the event.

Outlook

Our finance activities for the rest of 2022 will be focused on executing further funding rounds to cover our planned cash outflow of approximately mEUR 155 - 175 in the second half of 2022. Additionally, we expect to generate further revenues from customers of our solar technology and through our in-house developed app.

| 8

Looking forward on the commercial side, we plan to grow the number of contracts and non-binding LOIs for our proprietary solar technology, nominate all series suppliers by the end of the fourth quarter of 2022 and further increase our reservation numbers in Germany and Europe.

Furthermore, we intend to increase the number of patents to be filed and plan to create a multitude of patent families to broaden our intellectual property protection. We expect a continuous steep increase in our employee headcount, with the aim of hiring approximately 100 new team members and increasing our diversity level to achieve our target of approximately 420-470 employees by the end of 2022.

Continued high levels of inflation may lead to an increase in our expenses and reduce our margins, at least for those vehicles that are sold to reservation holders. In addition, continued supply chain disruption may impair our ability to obtain sample components in sufficient quantity and in a timely manner, which could impact our development timeline. The volatile market environment may also negatively impact our suppliers.

| 9

FINANCIAL INFORMATION (unaudited)

Interim Condensed Consolidated Statements of Income (Loss) And Statements of Comprehensive Income (Loss)

		Three months ended		Six months ended
	Note	1.4.-30.6. 2022	1.4.-30.6. 2021	1.1.-30.6. 2022	1.1.-30.6. 2021
		kEUR	kEUR	kEUR	kEUR

Revenue	6.2	23	-	42	-
Cost of sales	6.2	(123)	-	(142)	-
Gross loss		(100)	-	(100)	-
Cost of research and development	6.3	(30,402)	(10,432)	(53,142)	(12,825)
Selling and distribution expenses		(524)	(869)	(1,012)	(1,625)
General and administrative expenses	6.4	(4,548)	(3,767)	(7,596)	(7,673)
Other operating income/expenses	6.5	939	209	1,753	370
Impairment losses on financial assets		8	5	4	(2)
Operating loss		(34,627)	(14,854)	(60,093)	(21,755)
Interest and similar income		-	-	-
Interest and similar expenses	6.6	(526)	(370)	(923)	(2,645)
Loss before tax		(35,153)	(15,224)	(61,016)	(24,400)
Taxes on income		-	0	-	0
Deferred taxes on expense		-	(41)	-	(41)
Loss for the period		(35,153)	(15,265)	(61,016)	(24,441)
Other comprehensive loss		-	32	-	(64)
Total comprehensive loss for the period		(35,153)	(15,234)	(61,016)	(24,505)

Earnings (loss) per share in EUR	9.1
Basic/diluted		(0.45)/(0.45)	(0.47)/(0.47)	(0.81)/(0.81)	(0.76)/(0.76)
Weighted average number of shares for calculation of earnings per share		-

Basic/diluted		78,519,562	32,381,964	75,544,645	32,367,901

| 10

Interim Condensed Consolidated Balance Sheets

	Note	June 30, 2022	Dec. 31, 2021
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets		204	206
Property, plant and equipment	7.1	25,359	1,484
Right-of-use assets		2,766	3,018
Other financial assets		93	91
Other non-financial assets		72	89
		28,494	4,888
Current assets
Work in progress		147	-
Other financial assets	7.2	963	6,233
Other non-financial assets	7.3	15,367	3,236
Cash and cash equivalents		89,774	132,939
		106,251	142,408
Total assets		134,745	147,296

EQUITY AND LIABILITIES
Equity	7.4
Subscribed capital		9,390	8,735
Capital and other reserves		260,855	221,785
Accumulated deficit		(208,096)	(147,081)
		62,149	83,439

Noncurrent liabilities
Advance payments received from customers	7.5	46,827	44,756
Financial liabilities	7.6	6,146	6,353
Other non-financial liabilities	7.7	469	-
		53,442	51,109

Current liabilities
Financial liabilities		532	472
Trade and other payables	7.8	15,874	7,867
Other liabilities	7.9	2,280	2,207
Provisions	7.10	468	2,202
		19,154	12,748
Total equity and liabilities		134,745	147,296

| 11

Interim Condensed Consolidated Statements of Changes In Equity

	Note	Subscribed capital	Capital reserve	Other reserves	Accumu- lated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Balance on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase, net of transaction costs of kEUR 17		4	1,479	-	-	1,483
Share-based compensation		-	-	1,165	-	1,165
Fair Value Measurement Convertible Bond (OCI)		-	-	(106)	-	(106)
Deferred tax asset (OCI)		-	-	41	-	41
Result for the period		-	-	-	(24,441)	(24,441)
Balance on June 30, 2021		6,472	40,969	33,239	(107,563)	(26,882)

Equity on January 01, 2022		8,735	187,894	33,891	(147,080)	83,439
Share-based compensation		-	-	1,221	-	1,221
Capital increase, net of transaction costs of kEUR 842		655	37,849	-	-	38,504
Loss for the period		-	-	-	(61,016)	(61,016)
Balance on June 30, 2022		9,390	225,743	35,112	(208,096)	62,149

| 12

Interim Condensed Consolidated Statements of Cash Flow

	Six months ended June 30, 2022	Six months ended June 30, 2021
	kEUR	kEUR
Operating activities
Loss for the period	(61,016)	(24,441)
Adjustments for:
Depreciation of property, plant and equipment	84	38
Depreciation of right-of-use assets	231	160
Amortization of intangible assets	37	8
Expenses(+) for share-based payment transactions	1,221	1,165
Other non-cash expenses(+)/income(-)	(1,484)	1,838
Other interest and similar income	-	-
Interest and other expenses	923	2,645
Movements in provisions	(1,734)	(76)
Decrease(+)/increase(-) in trade receivables and other assets	(6,993)	(3,088)
Increase(+)/decrease(-) in trade and other payables	8,473	3,564
Increase(+)/decrease(-) in advance payments received from customers	1,290	915
Interest paid	(56)	(67)
Net cash flows from operating activities	(59,024)	(17,338)
Investing activities
Purchase of intangible assets	(36)	(149)
Purchase of property, plant and equipment	(23,959)	(798)
Net cash flows from investing activities	(23,995)	(947)
Financing activities
Transaction costs on issue of shares	(842)	(17)
Proceeds from issues of shares	39,346	1,500
Repayments of borrowings	-	(185)
Payment of principal portion of lease liabilities	(213)	(144)
Net cash flow from financing activities	38,291	1,154
Net increase (decrease) in cash and cash equivalents	(44,728)	(17,131)
Effect of currency translation on cash and cash equivalents	1,563	-
Cash and cash equivalents at the beginning of the period	132,939	43,264
Cash and cash equivalents at end of the period	89,774	26,133

| 13

Notes To the Interim Condensed Consolidated Financial Statements

1.	General Information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group” or the “Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels and to license its solar technology to other Original Equipment Manufacturers (OEMs). The Group started business in January 2016 and expects to complete prototype testing in 2023 and start serial production in the second half of 2023.

In November 2021, Sono N.V. successfully completed an initial public offering (IPO) and is now listed on the Nasdaq Stock Market. Trading under the ticker symbol “SEV” commenced on November 17, 2021.

2.	Basis of preparation of consolidated interim financial statements

These interim condensed consolidated financial statements for the interim reporting period ended June 30, 2022, have been prepared in accordance with accounting standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim condensed consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2021. The consolidated balance sheet as of December 31, 2021 was derived from audited financial statements although certain amounts have been reclassified to conform to the 2022 presentation. In relation to corrections of immaterial errors in previously issued financial statements we refer to section 3. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except of the reclassification mentioned above. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

3.	Correction of Immaterial Error in Previously Issued Financial Statements

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2021, the Company identified immaterial errors related to the capitalization of fixed assets as well as the accounting for costs related to the IPO, which were properly accounted for in its financial statements as of and for the year ended December 31, 2021 but which have a retrospective impact on its comparative interim condensed consolidated financial statements for the interim reporting period ended June 30, 2021. Specifically, the Company concluded that (i) kEUR 650, which were originally reflected as Cost of research and development, met the criteria for capitalization pursuant to IAS 16, Property, Plant and Equipment and (ii) kEUR 595 should have been ascribed to its newly issued shares pursuant to IAS 32, Financial Instruments: Presentation, and recognized in equity. Although the Company concluded that the errors are immaterial, it has nonetheless opted to revise its financial statements for the period ended June 30, 2021.

| 14

4.	Significant accounting matters

4.1	Going Concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim condensed consolidated financial statements.

Historically, Sono Group has financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021 and a second public offering in May 2022) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations, including accumulated net losses of kEUR 208,096 as of June 30, 2022, and expects to continue to generate operating losses and negative cash flows from operations for the foreseeable future.

In November 2021, Sono Group received net proceeds from its IPO in the amount of kEUR 142,334. At that time, Sono Management planned and disclosed that the proceeds were to be used to finalize the development of the prototype SVC3 and to maintain liquidity of the Company until May 2023 (including a reserve sufficient to cover any potential repayments of the customer prepayments at any time). Management began to increase headcount and proceeded with additional development and production activities for the car and solar technology, which increased the rate at which available cash is being expended. Additionally, the change in contract manufacturer caused the planned start of serial production to be postponed from the first half of 2023 to the second half of 2023 and the cost estimates for pre-production activities have increased. On July 26, 2022 Sono Motors presented to the public the 3rd generation of prototypes of its solar electric vehicle (SEV), the Sion, in its production design, internally referred to as SVC3. Currently, Sono’s management expects to continue incurring costs as they finish production of additional SVC3 units that will be used for testing and validation procedures.

Sono Group’s financing plan shows substantial financing needs, including increased needs due to the change in the contract manufacturer, planned cost increases, additional technical and regulatory requirements, and changes in suppliers in addition to the current economic environment of increasing prices, resulting in significantly higher financing requirements needed to reach the start of serial production in the second half of 2023. Based on numerous risks and uncertainties, Sono Group cannot predict with certainty the total costs to be incurred prior to the commencement of production.

Sono Group’s forecasted cash required to fund investments and operations (excluding future financing plans and counter measures to be taken by management) indicates that the Group does not currently have sufficient funds to fund its operations as currently planned through the twelve-month period from the issuance date of these interim condensed consolidated financial statements. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to raise additional funds in the near future through debt or equity transactions, additional advance payments, or other means, to finance investments and operations and ultimately, to achieve serial production of the Sion. Following the second public offering in May 2022, of a net amount of mEUR 39.3. Sono Group’s management still plans to raise additional capital of at least mEUR 122 (as per July 31, 2022) in 2022 through the issuance of new shares including through the existing committed equity facility signed with Berenberg on June 13, 2022. This committed equity facility provides Sono Group with the right, without obligation, to sell and issue up to $150 million of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement (including the filing and securing effectiveness of the registration statement) with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limit the number of shares that Sono may decide to sell to Berenberg on any given day to 20% trading volume on such day. Further capital will be needed and is currently expected to be raised at a future date prior to commencement of production. In addition, the Group is exploring alternative methods of obtaining financing, including applying for subsidies and grants.

There is no certainty that Sono Group will be successful in obtaining sufficient funding through additional public offerings of equity, the committed equity facility, or through subsidies and grants. If the Group is unsuccessful in raising the planned capital, Sono Group’s management will be forced to undertake, and is committed to undertaking, substantial short-term cost-cutting measures in order to maintain minimum liquidity of the Company within the twelve-month period from the issuance date of these interim condensed consolidated financial statements in order to gain additional time for raising sufficient funds for the start of production. Risks and uncertainties related to the supply chain, negative cost development, disruption in our suppliers, technical challenges (e.g. homologation certification, changes in construction), the ongoing corona pandemic – especially in China – and the war in Ukraine may further negatively affect the Group’s business, its ability to reach serial production of the car, liquidity and financial position going forward.

| 15

As discussed above, Sono Group will need to raise substantial additional capital to reach serial production of the car and to finance its future operations, which is not assured, and management has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.2	Corona Pandemic

In 2020, COVID-19 caused a global pandemic. At the end of the first half 2022, the pandemic was still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures have also led to a trend to work-from-home, which could result in a lower demand for cars in the future and negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Group’s customers in their car-sharing and ride-pooling networks. Sono Group cannot yet foresee the full extent of COVID-19's impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak and any future mutations of the virus, which are highly uncertain and unpredictable. The virus could have a material impact on Sono Group’s ability to raise additional liquidity to the extent needed and capital management. Sono Group will continue to monitor the situation and the effects of this development on its liquidity and capital management. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers. Based on the most recent available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in the course of 2022.

4.3	Russo-Ukrainian war

In February 2022, the Russian Army invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. Sono Group cannot yet foresee the full extent of the sanctions’ impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on Sono Group’s results of operations, liquidity, and capital management. Sono Group will continue to monitor the situation and the effect of this development on its liquidity and capital management.

5.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Group is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the electrical car Sion, and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment. For the distribution of revenues across products, please refer to note 6.2 Revenue and cost of goods sold.

| 16

6.	Disclosures to the interim condensed consolidated statements of income or loss

6.1	Significant events and transactions

Sono Group is in its development & validation phase. Due to the ongoing development of the Group and its core product, the Group’s operations were more extensive in the first half of 2022 than they were in the first half of the previous year. Consequently, there were developments in several line items in the consolidated statements of income (loss). In particular, the continuing and expanded development of prototypes led to a significant increase in the cost of research and development. The hiring of additional staff with administrative tasks and the augmented use of professional services also increased general and administrative expenses. As the Group has not entered serial production yet, selling and distribution expenses have not risen but were slightly reduced, as compared to the first half of 2021. Furthermore, due to the successful IPO in November 2021, the Group relies less on debt financing than in the first half of 2021. Consequently, interest and similar expenses were significantly reduced.

In April 2022, Management offered all permanent employees, except the top management, the opportunity to join a new employee participation program (Employee Stock Option Program or ESOP), which is equity-settled. Every employee will be granted the equivalent of ten percent of their annual gross salary in stock options, with a minimum of kEUR 5 worth of stock options, per year and employee.

As of June 30, 2022, no employees have signed the ESOP because the drafting of the contracts has not been finalized yet. However, since the employees are already rendering service for the ESOP, expense has been recognized in the second quarter of 2022.

The table below shows the expected status as of June 30, 2022:

Entitlement to ESOP	Number of Entitlements

Entitlement for 2021 tranche	158
Entitlement for 2022 tranche	301
Total	459

Tranches for the years 2021 and 2022 have a cliff vesting that requires staff members to remain employed at Sono Motors until September 30 of the following year. If the employment of the staff with Sono Motors should end before the cliff date, the share options are forfeited. After the vesting period all granted share options will become immediately exercisable.

Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) which are planned to be granted and the number of share options planned in relation to each participant, and which is expected to vest. The measurement of the fair value is provisional and will be updated on the grant date. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

The following table illustrates the planned volume of the program, the weighted average fair value at reporting date June 30, 2022, as well as the total expense of the period and the corresponding increase in equity:

June 30, 2022	Equity-settled

Number of options planned to be granted	506,379
Weighted average fair value at reporting date (EUR)	2,77
Expense of the period (EUR)	292,264
Increase in equity (EUR)	292,264

| 17

Sono N.V. recognized the proportionate fair value as other general and administrative expense (kEUR 61), selling and distribution expense (kEUR 20) and cost of research and development (kEUR 211).

The following table illustrates the number of, and movements in, share options during the year:

2022	Share options

January 1, 2022	0
Planned to be granted	506,379
Forfeited	0
June 30, 2022	506,379

The exercise price of all share options will be EUR 0.06. The price of Sono shares as of June 30, 2022, converted to Euro, amounts to EUR 2.83.

The fair value of the share options for the equity-settled share-based transactions is measured using Black-Scholes Model and the following inputs:

Input parameter	2021 tranche	2022 tranche

Share price (EUR	2.83	2.83
Exercise price (EUR)	0.06	0.06
Risk-free interest rate	-0.44%	0.39%
Expected volatility	80.5%	67.8%
Option life (years)	0.25	1.25
Expected dividends (EUR)	0.00	0.00

The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

6.2	Revenue and cost of goods sold

Revenues for six months in the amount of kEUR 39 (June 30, 2021: kEUR -), for three months June 30, 2022 kEUR 21 (three months June 30 2021: kEUR -), and cost of goods sold for six months in the amount of kEUR 140 (June 30, 2021: kEUR -) and for three months June 30, 2022 kEUR 121 (three months June 30, 2021: kEUR -) relate to the integration of Sono Motors’ patented solar technology across other transportation platforms. Revenues for six months June 30, 2022 in the amount of kEUR 3 (June 30, 2021: kEUR -), for three months June 30, 2022 kEUR 2 (three months ended June 30, 2021: kEUR -) and cost of goods sold for six months June 30, 2022 in the amount of kEUR 2 (June 30, 2021: kEUR -) and for three months ended June 30, 2022 in the amount of kEUR 1 (three months ended June 30, 2021: kEUR -) are connected with the launch of Sono app which provides an in-app booking and payment system as well as additional insurance if required. Trade receivables in the amount of kEUR 39 (previous year: kEUR 20) result from these activities.

Cost of goods sold (kEUR 142; previous year: kEUR 0) include a change in provision for onerous contracts and impairment of work in progress for loss making contracts.

As of June 30, 2022, prepayments of kEUR 115 (June 30, 2021: kEUR -) had been received from solar customers and were recognized as contract liability. The payments will be recognized in revenue when the promised goods or services are transferred in the future. Given that the nature of this liability is short term, it is included in trade and other payables in current liabilities. The aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 275 (December 31, 2021: kEUR 42). The Group expects to recognize this amount as revenue within one year of the reporting date.

| 18

6.3	Cost of research and development

The table below presents details on the cost of research and development:

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR

Development cost of prototypes	24,340	7,723	42,670	8,792
Personnel expenses	5,439	2,230	9,346	3,115
thereof related to the ESOP (IFRS 2)	211	-	211	-
Software fees and subscriptions	259	-	465	-
Professional services	48	127	165	380
Depreciation and amortization	136	58	273	105
Other	181	295	223	433
	30,402	10,432	53,142	12,825

There are no research expenses included in the profit and loss of Sono Group in the first half of 2022 and prior periods, as the Group does not perform research. As the capitalization criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting period and the previous reporting periods. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Employee Stock Option Program or ESOP) attributable to them.

6.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR

Professional services	1,070	368	2,496	2,621
Personnel expenses	1,697	1,267	3,055	2,695
thereof related to the ESOP (IFRS 2)	502	909	502	1,165
Impairment	-	1,882	-	1,882
Other	1,781	250	2,045	475
	4,548	3,767	7,596	7,673

Personnel expenses are mainly comprised of employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (CSOP and ESOP) attributable to them. Professional services include accounting, tax and legal services as well as other services performed by external parties such as the preparation of annual and interim consolidated financial statements in accordance with IFRS, services provided by our independent auditor, as well as legal and tax services received. Other general and administrative expenses (kEUR 2,047, first half 2021: 475) include mainly expenses for insurances (kEUR 851; first half in 2021: kEUR 2) and software (kEUR 406; first half 2021 kEUR 87) as well as transaction fees for money transfers (kEUR 211; first half 2021: kEUR 13).

| 19

In the first half of 2021, an impairment loss of kEUR 1,882 was recognized for the advance payment for assets intended for the development of prototypes. The assets, initially recognized in 2020, had been intended for the tooling of batteries. Management has determined that, due to an unforeseen change in the specifications of the battery, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes.

6.5	Other operating income/expenses

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR

Other operating income	974	209	1,850	370
Income from currency valuation	974	-	1,563	-

Income relating to other periods	-	142	275	225
Income Renault ZOE	-	2	-	45
Miscellaneous	-	66	12	100

Other operating expenses	35	-	97	-
Expenses from currency valuation	34	-	78	-
Miscellaneous	1	-	19	-
	939	209	1,753	370

The increase in other operating income/expenses (kEUR 1,753; June 30, 2021: kEUR 370) relates mainly to the currency valuation of cash and cash equivalents (kEUR 1,561; June 30,2021: kEUR 0) resulting from higher USD cash inflows due to equity raising activities, which coincided with strengthening of USD exchange rate to EURO.

6.6	Interest and similar expenses

Interest and similar expenses (kEUR 923; first half 2021: kEUR 2,645) result from interest expense from the net compounding effect on advance payments received from customers (kEUR 781; first half 2021: kEUR 806), long-term loans measured at amortized cost (kEUR 102; first half 2021: kEUR 155) and lease liabilities (kEUR 39; first half 2021: kEUR 23). In the first half of 2021, an additional amount of kEUR 1,661 resulted from the fair-value measurement of a mandatory convertible bond that was converted to equity in November 2021.

7.	Interim condensed balance sheet disclosures

7.1	Property, plant and equipment

The following table summarizes the movement in the net book value of property, plant and equipment for the six-month period ended June 30:

| 20

	June 30, 2022	June 30, 2021
	kEUR	kEUR

Balance as of January 01	1,484	2,102
Additions	23,959	798
Depreciation	(84)	(38)
Impairment	-	(1,882)
Balance as of June 30	23,359	980

The additions mainly relate to capitalization of prepayments made for assets under construction including advance payments (kEUR 16,377) made to the contract manufacturer (VALMET) for the future production of Sions. The increase is associated with a preparation for serial production.

7.2	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR

PayPal reserve	396	6,000
Receivables from payment providers and deposits	269	169
Debtor creditors	147	26
Current trade receivables	44	20
Current receivables (affiliated companies)	1	11
Other	106	7
Total	963	6,233

The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal in connection with the crowdfunding campaign from cash to other current financial assets. In the first quarter 2022, the reserve was released in the amount of kEUR 5,900 and transferred to the current bank account of Sono Group. In the second quarter 2022 the company received additional payments to the PayPal account which led to the increase of the PayPal reserve to kEUR 396. Sono Group expects a repayment of this amount within 12 months after the balance sheet date; therefore, the PayPal reserve is classified as current.

7.3	Other current non-financial assets

Other current non-financial assets as of June 30, 2022, (kEUR 15,367; December 31, 2021: kEUR 3,236) consist most significantly of prepayments made mainly for parts and the construction of the Sion prototype and contract manufacturer (kEUR 12,871; December 31, 2021: kEUR 669) and receivables for VAT and other taxes (kEUR 2,225; December 31, 2021: kEUR 2,069). The increase relates mainly to prepayments made to contract manufacturer in the amount of kEUR 5,323.

| 21

7.4	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 9,390 (December 31, 2021: kEUR 8,735) and represents 84,507,641 (December 31, 2021: 73,577,641) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, December 31, 2021: EUR 0.06) and EUR 1.50 (high voting shares, December 31, 2021: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option plans. Accumulated deficit consists of losses from prior periods.

Sono N.V. successfully completed a follow-on offering on May 3, 2022. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 4.00 each. Berenberg Capital Markets LLC, Cantor Fitzgerald & Co., and B. Riley Securities, Inc. acted as underwriters for this offering. Craig-Hallum and Wedbush Securities acted as co-managers.

The underwriters had an additional overallotment option of 15% of the offering (greenshoe option). In total, 10,930,000 shares have been sold, as the underwriters partially exercised their greenshoe option on May 11, 2022. In total, Sono Group raised kUSD 41,534 (kEUR 39,346) through the follow-on offering, after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the follow-on offering were recognized directly in equity in an amount of kEUR 842 as a deduction to capital reserves.

7.5	Advance payments received from customers

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Advance payments received from customers	46,827	44,756
	46,827	44,756

Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of June 30, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation is possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation is possible on July 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation is possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the Crowdfunding Campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. Those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.

As of June 30, 2022, currently 26.2% of advance payments are cancelable and 54.4%, 13.6% and 5.8% will be cancelable beginning January 1, 2023, July 1, 2023, and January 1, 2024, respectively. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2021, 28% were cancelable, 58% will be cancelable from January 1, 2023, 13% will be cancelable from July 1, 2023, and 1% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

Sono Group will recognize revenue from the satisfaction of these contract liabilities as vehicles are delivered (if not redeemed by customer prior to delivery).

| 22

The table below shows the changes in the advance payments received from customers:

	Balance as of Jan. 1, 2022	Additions	Repayment	Net interest	Balance as of June 30, 2022
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	44,756	2,388	(1,098)	781	46,827
	44,756	2,388	(1,098)	781	46,827

	Balance as of Jan. 1, 2021	Additions	Repayment	Net interest	Balance as of June 30, 2021
	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	38,972	1,403	(488)	806	40,693
	38,972	1,403	(488)	806	40,693

7.6	Financial liabilities

Other noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR

Loans and participation rights	3,740	3,718
Lease liabilities	2,406	2,635
	6,146	6,353

7.7	Other non-financial liabilities

The other non-current non-financial liabilities as of June 30, 2022 (kEUR 469; December 31, 2021: kEUR -) relate to government grants for long-term projects. Sono Group N.V. has received a grant from the European Climate, Infrastructure and Environmental Executive Agency (CINEA) for the development of electric vehicles and smart charging infrastructure. SCALE will enable and facilitate the mass deployment of electric vehicles and the accompanying smart charging infrastructure. Sono Group N.V. has received pre-financing, the purpose of which is to provide the beneficiary with a float. Due to the grant conditions and duration of the project the pre financing is classified as non-current liability.

| 23

7.8	Trade and other payables

The below table displays details on items included in trade and other payables:

	June 30, 2022	Dec. 31, 2021*
	kEUR	kEUR

Trade payables	8,670	6,866
Other payables	7,089	1,001
Contract liabilities	115	-
	15,874	7,867

* Certain amounts have been reclassified from prior period financial statements to conform to the current presentation.

Contract liabilities represent advance payments received from solar customers, for which performance obligation has not yet been satisfied. Sono Group N.V. expects to recognize revenue within next 12 months; therefore, it is classified as a current liability. Trade and other payables increased in line with purchases mainly in the area of Research and Development associated with the deployment of SVC3 prototype.

7.9	Current other liabilities

The below table displays details on items included in other current liabilities:

	June 30, 2022	Dec. 31, 2021*
	kEUR	kEUR

Accruals and deferrals	1,635	1,271
Employee tax liabilities (wage and church tax)	571	444
Tax liabilities (taxes and interest)	57	109
Current employee benefit liabilities (incl. social security)	11	383
Miscellaneous other liabilities	6	-
	2,280	2,207

* Certain amounts have been reclassified from prior period financial statements to conform to the current presentation.

7.10	Provisions

The current provisions as of June 30, 2022 (kEUR 468; December 31, 2021: kEUR 2,202) mainly relate to onerous contracts and to a legal case with an employee. The decline of the current provisions in comparison to December 31, 2021 mainly relates to lower provisions for services to prepare consolidated annual financial statements in accordance with IFRS and services provided by our independent auditor (kEUR 37; December 31, 2021: kEUR 2,137).

In February 2022, a former employee filed a claim in court against Sono Motors GmbH. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of EUR 14.2 million. We believe this claim to be without merit and will defend ourselves vigorously against these claims.

| 24

7.11	Contingencies

In the first half of 2021, we informed our designated battery supplier that we would not purchase the battery from this supplier. The supplier has indicated that it believes it is entitled to compensation under its contract with us. In June 2022, the supplier filed an action for declaratory judgment with the Regional Court Stuttgart. The supplier currently indicates its damages to be at least kEUR 23,408. We continue to believe this claim to be without merit and will defend ourselves vigorously.

8.	Disclosure of financial instruments and risk management

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group:

	June 30, 2022
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	75	2
Other assets	2	AC	n/a*	n/a
Current financial assets
Other financial assets
Paypal reserve	396	AC	n/a*	n/a
Receivables from payment providers and deposits	269	AC	n/a*	n/a
Debtor creditors	147	AC	n/a*	n/a
Current trade receivables	44	AC	n/a*	n/a
Current trade receivables (affiliated companies)	1	AC
Other	106	AC	n/a*	n/a
Cash and cash equivalents	89,774	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,740	FLAC	3,387	3
Lease liabilities	2,406	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	98	FLAC	n/a*	n/a
Lease liabilities	435	-	-	-
Trade payables	8,670	FLAC	n/a*	n/a
Other payables	7,089	FLAC	n/a*	n/a
Contract liabilities	115	-	-	-

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

| 25

	December 31, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from payment providers and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	-	-	-
Mandatory convertible notes	-	FVTPL	-	-
Trade payables	6,866	FLAC	n/a*	n/a
Other payables	1,001	FLAC	n/a*	n/a

* The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

All financial assets and liabilities for which the fair value is measured or disclosed in the interim condensed consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

●	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

●	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating.

| 26

In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

As of June 30, 2022, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

The finance department of Sono Group performs valuations including level 3 fair value measurements. In the reporting period, there are no level 3 fair value measurements.

9	Other disclosures

9.1	Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights. Since Sono Group was in a loss position for all periods presented, basic earnings per share is the same as diluted earnings per share.

The options granted (number of options granted: 2,283,740) under IFRS 2 have not been included in the determination of diluted earnings per share because their inclusion would be anti-dilutive.

9.2	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management
●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG
●	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of June 30, 2022. The below table displays the compensation of key management personnel:

	Six months ended June 30, 2022	Six months ended June 30, 2021
	kEUR	kEUR

Short-term employee benefits	575	370
Share-based payments	929	1,165
Total compensation	1,504	1,535

The share-based payments as of June 30, 2022 relate to the CSOP (kEUR 439; June 30, 2021: kEUR 1,165) and to the share-based payment program of the supervisory board RSU (kEUR 490; June 30, 2021: kEUR -).

Since the establishment of the supervisory board in November 2021, the members have received share-based payments based on awarded restricted stock units (RSU) as part of their remuneration. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares, therefore the RSUs are accounted for as equity-settled share-based payment transactions.

| 27

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

June 30, 2022

Number of RSU share options	168,337
Weighted average fair value at measurement date (EUR)	6,82
Expense of the period (kEUR)	490
Increase in equity (kEUR)	490

The table below displays loans and advance payments received from key management personnel and other related parties:

	June 30, 2022	December 31, 2021
	kEUR	kEUR

Loans from key management personnel (subordinated crowdfunding loan II)	2	2
Loans from other related parties	-	-
	2	2
Advance payments received from key management personnel*	47	47
Total	49	49
* for which 10 Sono points have been granted

The main shareholders of Sono Group N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.

9.3	Subsequent events

From July 1, 2022 through September 6, 2022 and in accordance with the Ordinary Share Purchase Agreement from June 13, 2022 between the Company and Joh. Berenberg, Gossler & Co. KG (the “Investor”) the Company sold to the Investor the total of 3,454,267 ordinary shares for the total gross proceeds of USD 10,126 thousand.

| 28

SIGNATURES

The Registrant certifies that it meets all of the requirements of the Securities Exchange Act of 1934 and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: September 8, 2022